Mr. Patrick Scott

April 7, 2014

ALPS Variable Investment Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

April 7, 2014

VIA ELECTRONIC MAIL

Mr. Patrick Scott

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

scottpa@sec.gov

Re:

ALPS Variable Investment Trust (the “Registrant”)

File Nos.  333-139186, 811-21987

Dear Mr. Scott:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on February 27, 2014 to the Post-Effective Amendment No. 12 (“PEA 12”) under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 13 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement, filed on January 15, 2014, in connection with the registration of the ALPS/Stadion Tactical Defensive Portfolio (the “Stadion Portfolio”). Each comment is accompanied by the Registrant’s response.

The Registrant anticipates filing Post-Effective Amendment No. 14 (“PEA 14”) pursuant to Rule 485(b) under the 1933 Act on or about April 7, 2014, with an anticipated effective date of April 30, 2014.  In addition to incorporating the annual update to the disclosures for the other series of the Registrant, PEA 14 will update and complete the Registrant’s disclosures in PEA 12, including to (i) reflect changes to PEA 12 made in response to oral comments provided by the Staff on February 27, 2014, (ii) complete certain information not previously included in PEA 12, and (iii) include certain other required exhibits.

Although the Staff provided oral comments on February 27, 2014 to Registrant’s Post-Effective Amendment No. 13 under the 1933 Act and Post-Effective Amendment No. 14 under the 1940 Act, also filed on January 15, 2014, in connection with the registration of the ALPS/JPMorgan ETF Efficiente 5 TR Index Portfolio (the “JP Morgan Portfolio”), the Registrant intends to delay

Mr. Patrick Scott

April 7, 2014

the effectiveness of, and Rule 485(b) definitive filing for, the JP Morgan Portfolio.  Registrant’s responses to the comments received from the Staff in connection with the JP Morgan Portfolio will be included with the completed Rule 485(b) definitive filing when filed with the Commission.

STAFF COMMENTS: PROSPECTUS

1.

Staff Comment:  Please confirm that the termination date of the Fee Waiver/Expense Reimbursement described in the footnote to the Fees and Expenses Table will be for no less than one year from the effective date of the registration statement with respect to the Stadion Portfolio, in accordance with Item 3, Instruction 3(e) of Form N-1A.

Registrant’s Response:  The Registrant hereby confirms that the termination date of the Fee Waiver/Expense Reimbursement arrangement described in the footnote to the Fees and Expenses Table will be at least one year from the date of the registration statement.  Specifically, the termination date is April 29, 2015.

2.

Staff Comment:  Please confirm that all blanks contained in the Rule 485(a) filing will be completed in the upcoming Rule 485(b) filing.

Registrant’s Response:  The Registrant hereby confirms that all blanks contained in the Rule 485(a) filing will be completed in the Rule 485(b) filing for the Stadion Portfolio.

3.

Staff Comment:  Please confirm that the applicable letter governing the fee waiver/expense reimbursement between the Stadion Portfolio and the waiving/reimbursing party will be filed as an exhibit to the Stadion Portfolio’s upcoming Rule 485(b) filing.

Registrant’s Response:  The Registrant hereby confirms that the applicable letter governing the fee waiver/expense reimbursement for the Stadion Portfolio will be filed as an exhibit to the Rule 485(b) filing.

4.

Staff Comment:  Please confirm whether any of the underlying ETFs intends to invest, or invests, in derivatives.  If the underlying ETFs intend to invest, or invest in derivatives, please add additional risk disclosures relating to such underlying derivatives.

Registrant’s Response:  The Registrant confirms, based on information provided by the Fund’s Sub-Adviser, that the Fund does not intend to invest in underlying ETFs to the extent that derivatives would constitute a principal investment strategy for the Fund.

5.

Staff Comment:  To the extent a principal risk of one or more underlying ETFs is also a principal risk of the Stadion Portfolio, please confirm that all such risks have been disclosed as principal risks in the Stadion Portfolio’s Prospectus and SAI.

Registrant’s Response:  The Registrant confirms, based on information provided by the Fund’s Sub-Adviser, that it believes the current principal risks included for the Fund

Mr. Patrick Scott

April 7, 2014

adequately disclose the principal risks applicable to the Fund, either directly or indirectly through one or more underlying ETFs.

6.

Staff Comment:  Please confirm that the risks disclosed in the Prospectus and SAI are applicable to Portfolios of the type offered to qualified pension and retirement plans and certain registered and unregistered separate accounts.  For example, please consider, if appropriate, deleting the reference to short-term capital gains on page 3 of the Stadion Portfolio Prospectus in the risk factor entitled “Risks Related to Portfolio Turnover:”

Registrant’s Response:

7.

Staff Comment:  Please confirm supplementally whether the Administrative Fees (Networking, Omnibus Positioning Fee) described on page 11 of the Stadion Portfolio Prospectus are included in the fees and expenses shown in the Fees and Expenses for the Stadion Portfolio.  If such fees are not included, please describe the reasons for not including such fees.

Registrant’s Response:  Networking and Omnibus Positioning Fees are not currently paid by any of the Registrant’s Portfolios, and are not anticipated to be paid by the Stadion Portfolio in its initial year of operations.  In the event such fees are paid by the Stadion Portfolio, they will be included in the Fees and Expenses for the Portfolio.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler

David T. Buhler, Esq.

Secretary

ALPS Variable Investment Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

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